UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

ANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

DOC.COM INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	88-0665060
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

169 Madison Ave STE 15043 New York, NY 10016.

[+1-424-266-8277]
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles Nader
Chief Executive Officer
DOC.COM INC

Doc.com Inc. Address: 169 Madison Ave STE 15043 New York, NY 10016. USA. +1-424-266-8277

The accompanying notes form an integral part of these unaudited condensed interim financial statements

 Special Note Regarding Forward-Looking Statements

In this report, the term “we,” “us,” “our” or “the Company” refers to Doc.com Inc

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Business

Overview

We were incorporated in Delaware on March 31, 2021, as DOC.COM INC a corporation. The Company is developing telehealth Tech services for consumers and healthcare institutions. The Company is a platform that refers patients to healthcare professionals with a marketplace to sell over-the-counter products and an online pharmacy to sell prescription medications.

Doc.com is an AI-optimized digital healthcare platform that links and refers patients with healthcare professionals who provide free initial consultations with physicians, psychologists, and veterinarians. The company also sells over-the-counter products directly to patients and plays educational videos and adverts while patients are waiting. By suggesting improvements in diagnosis to the medical experts and providing data on telehealth consultations, artificial intelligence will be used to expedite consultation with the doctors in order to enhance healthcare results. Doc.com is also developing a comprehensive AI-optimized electronic healthcare record and administrative system for the Red Cross in Mexico. Doc.com also is collaborating with the National Autonomous University of Mexico in the creation of a low cost drug for commercial sale for cancer patients and patients with cirrhosis.

Expected revenue streams include the sale of over-the-counter products directly to customers, charging consumers a service fee for additional time connecting with healthcare professionals and displaying advertisements to patients while they wait to speak with a healthcare professional. Our initial target market is smart device-owning patients in the United States in need of  healthcare supplies.

If a person wants to use the Company’s services, the person will visit app stores or the Company’s website (Doc.com) and download the Company’s app. Once the app is downloaded, the person fills out the required information (i.e. name, address, date of birth, etc.). Once the required information is entered the person, who is now a client, is referred and connected to a physician, psychologist, or veterinarian. The healthcare professional consults with the client regarding the client’s healthcare problem. If the client requires a specialist, such as a cardiologist, the physician advises the client to contact a specialist for treatment. Doc.com will charge a service fee directly to the consumer for calls more than 15 minutes (this Doc.com service fee has nothing to do with the healthcare provider charges via client’s insurance company). The first 15 minutes of the consultation are free of charge. Any time in addition to the first 15 minutes is charged to the client directly as service fee. If a prescription is needed, the healthcare professional sends the prescription to the pharmacy designated by the client directly, and the client can then pick up the prescription at the pharmacy,  or the Company will arrange to have medication delivered to the client for extra fees charged directly to the client.

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Currently we have developed apps that are being beta tested and updated for our launch.  The apps consist of an app for users where they can consult with healthcare professionals and buy products, view their balance, track orders, and view  their doc.com healthcare history. The second app is our app designed for healthcare professionals where they can receive telemedicine calls, upload their licensing documents to be approved to receive telemedicine calls, view their consultation history, view their balance and manage their profile as healthcare professionals.  Our apps are being tested currently and updates are being made to ensure they are ready for launch.

Doc.com relies on its apps, information technology systems and networks to process, transmit, and store electronic information, and to manage or support a variety of our business processes and activities. We also use information technology systems and networks to communicate with our employees, customers, suppliers, and other third parties. In addition, we collect and store sensitive data, including intellectual property, proprietary business information, personal information of our employees and customers, and financial information, in our data centers and on our networks. The secure operation of our application, and the processing and maintenance of this information, are critical to our business operations and strategy.

Doc.com uses secure HIPAA-compliant servers and follows cyber security protocols that are standard in the healthcare industry for data management. We also have consulted with cybersecurity experts to optimize our strategy and protect us from attacks and our development team is constantly optimizing our cybersecurity initiatives. Additionally Doc.com is developing a blockchain powered feature adding another layer of security for healthcare data where users can authorize transfer of their data to healthcare professionals and third parties by use of blockchain technology.

For patients who wish to speak to a healthcare professional for more than 15 minutes, packages will be available for purchase in the future. Based on our future launch we will determine the size and cost of the packages.  We have not decided on the pricing yet.

We have acquired Flat Iron pharmacy and will have 50 state prescription distribution capability through our own pharmacy and or pharmacy partners in some states.

Doc.com’s platform connects patients with healthcare professionals. Our medical directors and team of healthcare directors will review cases on a weekly basis with the support of AI analytics to improve call times and improve patient outcomes.  Our business model’s profitability is dependent on patient customers buying more than once from our platform. Giving 15 minute consultations for free is costly and increases our operating costs and reduces profitability but leads to more patients, which increases potential sales and growth.

Over the counter products can be purchased from our apps and our upcoming redesigned website. In most cases products purchased will be shipped from their retailers or manufacturers or from our pharmacy location. In the future we plan on buying products in bulk and selling our own branded products as well and we may have to obtain storage facilities to hold inventory.

Our legal relationship is as a service provider:  We connect healthcare professionals to patients directly, and we will have a service agreement that has yet to be created where we offer a service connecting patients to healthcare professionals and charge a service fee based on time blocks directly to consumers.

Marketing

We will maintain an extensive marketing campaign that will ensure maximum visibility for the business. We want to develop an online presence and we have developed the “Doc.com and Doc.group” websites and placed our name and contact information with online directories.

Management is using qualified PR, advertising and marketing firms to help the business reach its intended patient audience within the targeted market. This campaign will include the use of traditional print and media advertising as well as the Internet. Direct advertising campaigns will be significant to the Company as a telehealth services provider to a wide range of patient types. We plan on using celebrity ambassadors to increase awareness of our no initial cost services that benefit the uninsured populations as well as those people needing to speak to a healthcare professional for guidance in their healthcare journey.

We will also maintain a website that will feature information regarding the company, testimonials from patients, contact information, and growth plans to new regions as well as an. We intend to use a number of online marketing strategies to

The accompanying notes form an integral part of these unaudited condensed interim financial statements drive traffic to the website including pay-per-click advertising as well as advertisements on Facebook and Instagram and other media outlets. Celebrity ambassadors and social media influencers will also be used to increase awareness of the types of services we offer.

Competition

There are few barriers of entry in the business and the level of competition is extremely high. There are many prominent competitors to our business. Many of these companies may have a greater, more established customer base than us and have access to larger sums of capital.

We plan to offer initial no cost consultations with healthcare professionals and competitive prices on prescriptions by obtaining special prices from pharmacy wholesalers and over-the-counter products suppliers, as well as multiple delivery options for products such as quick home delivery through a delivery driver network in certain regions, as well as standard and expedited shipping nationwide.

Industry Background

The global telehealth market is experiencing significant growth, projected to expand at a compound annual growth rate (CAGR) of 22.9% from 2025 to 2030, with a valuation estimated at USD 161.64 billion in 2024. The surge in demand for remote healthcare services, particularly in response to the COVID-19 pandemic, underscores the pivotal role of virtual consultations and remote monitoring. Doc.com is actively participating in this evolving industry, pioneering innovation through technological solutions and its AI-driven approach to healthcare delivery.

Doc.com's model revolutionizes healthcare accessibility by offering free basic healthcare services, democratizing access to essential medical assistance. Leveraging AI, Doc.com optimizes services for consumers, enhancing diagnostic accuracy, facilitating analytics-driven insights, and streamlining operational efficiency. Through the integration of advanced AI functionalities, such as deep learning and machine learning, Doc.com personalized healthcare experiences, ensuring tailored solutions for individual patient needs.

The company's commitment to innovation extends beyond diagnosis and analytics to encompass comprehensive healthcare solutions. Doc.com's AI-powered platform facilitates remote consultations, empowering patients to receive timely and informed medical guidance from anywhere. Furthermore, Doc.com's emphasis on cost-effective and efficient healthcare solutions aligns with the evolving needs of consumers, driving the adoption of telehealth services on a global scale.

In addition to its consumer-centric approach, Doc.com distinguishes itself through strategic collaborations and partnerships, fostering a dynamic ecosystem of healthcare innovation. By harnessing the collective expertise of industry stakeholders, Doc.com is poised to continue leading the charge towards a more accessible, efficient, and personalized healthcare landscape, underpinned by the transformative potential of AI.

Strategic Acquisitions for Capability Enhancement

Doc.com is strategically pursuing acquisitions to broaden our service offerings, deepen our vertical expertise, and expand our onshore and nearshore footprint. The company is planning future acquisitions that have strong synergy with our operation. We have acquired a SAAS Tech company ‘Knotion’ and are leveraging its experienced team to build and refine our applications on solid technical foundations. We have also acquired a Pharmacy to assist in the disbursal of prescription medications and strengthen our supply chain.

Additionally we have identified potential targets and are planning to integrate them seamlessly into our core business operations, thus enhancing our capabilities in AI, telehealth and other next-generation technologies. Looking ahead, we plan to judiciously pursue "tuck-in" transactions that will further augment our capabilities, particularly in AI and healthcare, establish deeper relationships with new and existing customers, and optimize our cross-selling opportunities.

Legal Proceedings

At Doc.com, we recognize that legal proceedings and claims may arise as part of our normal business operations. However, we are currently not a party to any legal proceedings that would individually or collectively have a material adverse effect on our business, financial condition, operating results, or cash flows.

The accompanying notes form an integral part of these unaudited condensed interim financial statements

The domain entity licensor for doc.com was the victim of a fraudulent claim, which produced a technical issue with the domain registrar. Nevertheless, this situation has been resolved.

While we strive to proactively manage any potential legal issues, we acknowledge that litigation, regardless of the outcome, can impose challenges on our organization. These challenges include legal defense, diversion of management time and resources, and other associated factors.

We remain committed to conducting our business with integrity and in compliance with applicable laws and regulations. In the event that legal proceedings arise in the future, we will address them diligently and take appropriate measures to mitigate any potential impact on our operations.

Please note that this statement does not imply the absence of legal matters or claims entirely, but rather that there are no current proceedings that would significantly impact our business. We continually monitor our legal landscape to ensure we uphold our commitments to our clients, stakeholders, and the legal frameworks within which we operate.

Our Regulatory Environment

Overview

The telehealth regulatory environment in the United States is a multifaceted landscape that impacts healthcare delivery, reimbursement, and patient access.

Federal and State Regulation:

Telehealth services are regulated at both the federal and state levels.

Coverage and reimbursement policies vary among different payers and plans, including Medicare, Medicaid, and private insurers. State telehealth parity laws define rules for telehealth services within each state.

Licensure Requirements:

Offering telehealth services across state lines requires understanding each state’s unique rules.

Licensure requirements, standards of care, privacy regulations, and reimbursement policies differ from state to state.

AMA Advocacy:

The American Medical Association (AMA) actively influences telemedicine law in favor of physicians.

The AMA advocates for policies that prioritize physician and patient needs in telehealth delivery.

Recent Developments:

COVID-19 accelerated telehealth adoption, leading to permanent telehealth flexibilities.

HIPAA waivers for telemedicine and e-prescribing of controlled substances have been implemented.

Certain Relationships and Related Party Transactions

Please see section “Certain Relationships and Related Party Transactions” in this prospectus for a summary of material agreements, other than material agreements entered into in the ordinary course of business, to which we are or have been a party.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Doc.com Inc. was incorporated in Delaware on March 31, 2021. The Company’s principal executive office is 169 Madison Ave STE 15043 New York, NY 10016.

The Company is developing telehealth services for consumers and healthcare institutions. The Company also plans to sell over-the- counter products and epidemiological analytics based on our clients' use of our services.

The accompanying notes form an integral part of these unaudited condensed interim financial statements

To date, the Company’s activities have been limited to raising capital, organizational matters, launching the Company’s website, developing its apps and the structuring of its business plan. The company has acquired Knotion, an award winning Saas company and Flat Iron Pharmacy an established pharmacy with over 100 years in operation.

Doc.com will be a digital healthcare company that provides initial no cost consultations to patients with doctors, psychologists and veterinarians and sells over the counter products to patients as well as displays educational content and advertisements during waiting periods. Artificial intelligence will be used to speed up consultation times and improve healthcare outcomes by suggesting improvements in diagnosis to healthcare professionals and offering statistics on telehealth consultations. Expected revenue streams are through the sale of over-the-counter and prescription products, charging a service fee, and displaying ads to patients during the waiting period to speak to a healthcare professional. Our initial target market is patients in the United States who have smartphones and are in need of prescription drugs or over-the-counter healthcare products.

Operating Results

The following table summarizes our results of operations for the years ended June 30, 2024 and 2023:

	For the Three Months Ended June 30, 2024	For the Three Months Ended June 30, 2023	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Operating expenses:
Advertising and marketing	$ 7,921	$ 59,598	$ 17,140	$ 59,598
Contractors (Note 6)	21,811	96,817	52,832	243,557
General and administrative	21,968	2,672	40,951	4,571
Legal and professional fees	32,467	154,580	87,825	179,970
Officer compensation (Note 6 and 7)	–	148,050	9,800	195,253
Payroll taxes	–	–	–	21
Research and development	3,000	45,495	3,000	45,495
Salaries and wages	–	–	–	275
Total operating expenses	87,167	507,212	211,548	728,740

Loss before other items	(87,167)	(507,212)	(211,548)	(728,740)

Other expenses
Interest expense (Note 5)	(35,677)	(20,115)	(71,355)	(20,583)
Total other expenses	(35,677)	(20,115)	(71,355)	(20,583)

Net loss	$ (122,844)	$ (527,327)	$ (282,903)	$ (749,323)

Loss per share:
Basic	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Shares used in computing loss per share:
Basic	171,356,867	110,316,681	167,483,237	113,259,754
Diluted	171,356,867	110,316,681	167,483,237	113,259,754

Revenue

As of the date of this filing, we have not yet started any revenue-generating activities. As stated in the introductory paragraph of the Explanatory Note, our statements reflect forward-looking plans and are subject to various risks related to our market, operations, regulatory challenges, and financial risks.

Operating expenses

For the six months ended June 30, 2024, we incurred total operating expenses of $211,548, compared to $728,740 for the six months ended June 30, 2023, representing a decrease of $517,192. This reduction was primarily attributable to the

The accompanying notes form an integral part of these unaudited condensed interim financial statements strategic scaling back of officer compensation, legal fees, and outsourced contractor costs as we restructured operations during the period. Officer compensation decreased by $185,453 as no executive stock or cash compensation was recorded during the current period until a new CFO was appointed in October 2024. Contractor expenses declined by $190,725 due to reduced reliance on outside developers and consultants, while legal and professional fees fell by $92,145 following the conclusion of certain legacy legal matters and advisory projects. Marketing and R&D expenses were also significantly reduced as we shifted focus to closing our acquisitions and consolidating our internal resources.

Other income and expenses

For the six months ended June 30, 2024, we recorded total other expenses of $71,355, compared to $20,583 for the same period in 2023, an increase of $50,772. This increase was primarily due to higher interest expense stemming from convertible debt obligations incurred in late 2023 and early 2024 as part of bridge financing activity ahead of our equity line activation with Silver Rock. No gain on debt extinguishment was recorded during the period, and interest accrued on legacy notes continued to contribute to this line item.

Plan of Operations

As of June 30, 2024, Doc.com’s strategic focus was on capital formation and pursuing strategic acquisitions to scale its core infrastructure, platform capabilities, and market reach. Key agreements were executed during the period, including with the  Red Cross, and UNAM;

Doc.com’s operational priorities during this period centered on raising capital, pursuing acquisition targets due to the company's equity facility of $300 million dollars with Silver Rock group, signing collaboration agreements and further developing its technology infrastructure, enhancing financial reporting and governance infrastructure to support public company readiness and preparing for its anticipated listing. Execution of this strategy is expected to strengthen the Company’s foundation for long-term growth and enable scaled deployment of its health technology platform.

Milestones and quarterly spending:

As of June 30, 2024, the Company is preparing for a significant period of operational expansion, subject to successful capital raising and a planned public listing. Our strategic direction is focused on enhancing our internal structure, improving our technology platforms, and positioning the Company to close and integrate key partnerships and acquisitions.

In the months following June 30, management intends to pursue a direct listing that will enable access to a $300 million Committed Equity Facility previously signed with Silver Rock in December 2023. In the interim we expect to bolster our access to capital and pursue bridge capital through private placements and institutional fundraising efforts.

The Company is also evaluating several strategic acquisitions intended to strengthen our intellectual property base, regional presence, and technical capabilities. These include potential transactions in both the healthcare and Information Technology -SaaS sectors.

Operationally, our spending is expected to increase through the remainder of the year to support regulatory readiness, audit and legal compliance, and internal hiring across finance and engineering. These efforts are necessary to meet the requirements for listing, establish GAAP-compliant financial controls, and prepare our platforms for pilot deployment in target markets.

Our leadership changes and ongoing restructuring of financial oversight, were aimed at supporting these milestones.

Liquidity and Capital Resources

 Since its inception, the Company's strategy has been to seek private investment through a conservative approach involving friends and family. Despite liquidity challenges, this strategy has enabled the Company to raise capital to fund product development and sustain operations during critical periods.

For the six months ended June 30, 2024, the Company raised $189,844 from the issuance of 11,508,940 shares of Class A Common Stock. This capital has supported the Company in continuing its operations and advancing its business objectives.

The accompanying notes form an integral part of these unaudited condensed interim financial statements

As of June 30, 2024, the Company had issued a total of 169,766,969 Class A Common Stock, including the shares issued in the first half of 2024. The Company has taken a conservative approach in its capital raising activities, focusing on maintaining a strong shareholder base while ensuring sufficient liquidity for growth.

In addition to Class A shares, the Company has also issued 15 million Class B Common Stock to its Founder from a total of 50 million authorized shares. Class B shares are restricted from trading unless converted into Class A Common Stock.

Looking forward, the Company is focused on preparing for its planned application launch in Q3 2025. However, the Company's ability to continue operations is dependent on securing additional capital through its ongoing Reg D or Reg A+ offerings. If the Company is unable to raise sufficient capital, it may need to explore other financing options, such as loans, which could involve high-risk financing costs. If such financing is unavailable, the Company would be forced to cease operations, potentially resulting in a total loss for investors. It is to be noted that a subscription agreement for 10,000,000 USD via private placement from Axen Capital was signed subsequently in Q3 2024

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Cash Flows

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Cash provided by (used in):

Operating activities
Net loss for the period	$ (282,903)	$ (749,323)
Adjustment to net loss for the period for non-cash items
Accrued interest	71,355	20,583
Stock compensation	44,017	192,634

Changes in non-cash working capital balance:
Decrease in salaries advance	–	49,303
Increase in prepaid expenses	–	(25,000)
Increase in deposits	–	(40,000)
(Decrease) increase in accounts payable and accrued liabilities	(8,596)	15,000
	(176,127)	(536,803)
Financing activities
Advance from related party	26,700	–
Proceeds from the issuance of common stock	134,357	–
Proceeds from shares to be issued	50,220	–
Proceeds from convertible notes payable	–	649,754
	211,277	649,754

Increase in cash	35,150	112,951
Cash, beginning of period	664	397
Cash, end of period	$ 35,814	$ 113,348

Supplemental cash flow disclosures:
Interest paid	–	–

The decrease in cash used in operating activities was primarily due to a net loss of $282,903 for the period, which was lower compared to a net loss of $749,323 in the same period of 2023. Non-cash items such as accrued interest of $71,355 and stock compensation of $44,017 contributed to the decrease in cash used. Additionally, the decrease in cash used provided by financing activities was largely due to the advance of $26,700 from a related party(s) (Promoter Group) and proceeds from the issuance of common stock totaling $134,357, compared to the issuance of convertible notes payable in the prior year. A marked decrease in payments to contractors and legal expenses resulted in a reduced Cash outflow compared to the period ended June 30th 2023

Off-Balance Sheet Arrangements

As of June 30 2024, we did not have any off-balance sheet arrangements

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Item 3. Directors and Officers

Executive Officers and Directors

The following table provides information regarding our executive officers, significant employees and directors as of  June 30 2024.

Name	Age	Position	Term of Office
Charles Nader	40	Chief Executive Officer, President and Chairman of the Board of Directors	Since Inception
Jamie Freed	46	Director of Marketing, Public Relations and Communications and a Director	Since July 25th, 2023

Executive Officers

Charles Nader

Charles Nader has been our President and Chief Executive Officer since March 2021. Mr. Nader was previously a medical student and the founder of companies in the healthcare industry, Doctordice.com, an electronic healthcare platform in Mexico that is no longer operational.

In 2015 Mr. Nader was accepted into the “Technology Enabled blitzscaling” program at Stanford University where he studied the methodology of scaling technology companies worldwide.

From 2016 to 2021 Mr. Nader spent time studying the healthcare industry worldwide, speaking to government officials in several countries as well as private industry to develop the Doc.com platform and create a form of free basic healthcare. Mr. Nader received an honorary doctorate degree in 2023 by the World Leaders Organization for his work in designing and advocating for a sustainable and scalable business model that provides free basic healthcare for all which is the underlying mission of Doc.com’s business model.

Jamie Freed, Director of Marketing, Public Relations, and Communications

Since July 2023 Jamie Freed has been our Director of Marketing, Public Relations, and Communications. Since June 2008 Mr. Freed has been the Chief Executive Officer of Freed Management Inc., a firm based in Los Angeles which provides celebrity management, branding, marketing, and consulting and services.

Family Relationships

There are no family relationships among any of our executive officers or directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Named Executive Officers

Our named executive officers for the six months ended June 30 2024, and 2023 were as follows:

●	Charles Nader, Chief Executive Officer and President;

●	Jamie Freed, Director of Marketing, Public Relations and Communications.

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Summary Compensation Table

The following table contains information about the compensation paid to or earned by each of our named executive officers during the period ended June 30, 2024

Name and Principal Position	Period ended June 30,	Salary ($)	Stock Awards ($)	Bonus	All Other Compensation ($)	Total Compensation ($)
Charles Nader Chief Executive Officer and President	2024	9,950	-	-	418,020 (1)	467,323
	2023	49,303	-	-	418,020 (1)	467,323
Patrick Devereaux Former Chief Financial Officer	2023	-	-	-	-	-
Jamie Freed Director of Marketing, Public Relations and Communications	2024	-	-	-	39,996 (3)	39,996
	2023	-	-	-	39,996 (3)	39,996

The company cancelled 15,000 shares of Class A common stock issued to the former CFO and reversed officers' compensation of $150.

The Company issued 8,579,873 shares of Class A Common Stock pursuant to Board Advisory Agreements.

Employment Agreements with Executive Officers

Employment Agreement with Charles Nader

The Company entered into an employment agreement with Charles Nader on September 1, 2021. Pursuant to Mr. Nader’s employment agreement, he will serve as the Company’s Chief Executive Officer until his agreement is terminated by either Mr. Nader or the Company. Further, for the fiscal year ended December 31, 2023, he received a yearly salary of $49,303 (2022 - $70,488).

Employment Agreement with Jamie Freed

The Company entered into an employment agreement with Jamie Freed on July 25, 2023. Pursuant to Mr. Freed’s employment agreement, he will serve as the Company’s Director of Marketing, Public Relations and Communications until his agreement is terminated by either Mr. Freed or the Company. Further, for the fiscal year ended December 31, 2023, he received 4,000,000 shares of Class A Common Stock.

On March 11, 2024, Patrick Devereaux was removed from his position as Chief Financial Officer.

Outstanding Equity Awards at June 30 2024

The Company has no outstanding unvested or unexercised equity awards as of June 30 2024.

Equity Incentive Plan

We maintain the Doc.com. 2023 Equity Incentive Plan (the “Plan”), under which we may grant awards to our employees, officers and directors and certain other service providers. Upon effectiveness of this Registration Statement, the board of directors will administer the Plan. The Plan permits grants of awards to eligible employees, consultants and other service providers. The aggregate number of shares of common stock that may be issued under the Plan may not exceed 4,000,000 shares of common stock. All of our current employees, consultants and other service providers are eligible to be granted awards under the Plan. Eligibility for awards under the Plan is determined by the board of directors at its discretion.

The accompanying notes form an integral part of these unaudited condensed interim financial statements

The Plan permits the discretionary award of incentive stock options (“ISOs”), non-statutory stock options (“NQSOs”), stock awards (which may have varying vesting schedules and be subject to lock-up periods at the board of directors’ discretion) and other equity awards to selected participants. Unless sooner terminated, no ISO may be granted under the Plan on or after the 10th anniversary of the Effective Date (as defined in the Plan).

The compensation committee has the sole discretion in setting the vesting period and, if applicable, exercise schedule of an award, determining that an award may not vest for a specified period after it is granted and accelerating the vesting period of an award. The plan administrator determines the exercise or purchase price of each award, to the extent applicable. The Plan does not allow for the assignment, transfer or exercise of awards other than by will or the laws of descent and distribution.

Unless otherwise provided by the participant’s Option Award Agreement or Stock Award Agreement (as both terms are defined in the Plan) issued pursuant to the Plan, upon the participant’s termination for any reason, including but not limited to death, Disability (as defined in the Plan), voluntary termination nor involuntary termination with or without Cause (as defined in the Plan), all unvested equity awards in the form of options or shares shall be forfeited. Vested options, unless otherwise provided, will remain exercisable for three (3) months following termination of the participant if such termination is for any reason other than death, Disability or termination for Cause. In case the participant’s separation from service is due to death or Disability, then the vested options will be exercisable for a period of twelve (12) months thereafter. In case the participant’s termination is for Cause, the participant will immediately forfeit any and all options issued to such participant under the Plan.

The Plan also provides the Company with a right of repurchase all or portion of the shares awarded to the participant under the Plan, which may be exercised in case a participant separates from service for any reason, at a price equal to the fair market value, as determined by the board of directors. In the event of a Change in Control (as defined in the Plan), the board of directors will have the sole discretion to address the treatment of a participant’s unvested awards in connection with such Change in Control in the participant’s award agreement.

The board of directors may modify, amend or terminate the plan at any time, provided that no such modification, amendment or termination of the Plan materially affects the rights of a participant under a previously granted award without that participant’s consent. Further, the board of directors cannot, without the approval of the Company’s stockholders, amend this plan: (i) increase the number of common stock with respect to the ISOs that may be granted under the Plan; (ii) make any changes in the class of employees eligible to receive the ISOs under the plan; (iii) without stockholder approval if required by applicable law.

Director Compensation

Jamie Freed shall receive stock options of 4,000,000 shares vested over time.

Patrick Devereaux received advances of $26,350.

(1)	Mr. Patrick Devereaux was removed from our board of directors, effective March 11, 2024

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Item 4: Security Ownership of Management and Certain Security Holders

The following tables set forth the ownership, as of the date of this Offering Circular, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our executive officers, directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise shared. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other rights. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such a percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Ownership Pre-Offering

Directors and Officers: (As on 30/06/2024)

The following table sets forth as of the date of this Offering Circular, certain information regarding beneficial ownership of our common stock by:

●Each executive officer

●Each person known to us to beneficially own 5% or more of our common stock;

●Each director; and

●All of our executive officers and directors as a group,

Class A & B Common Stock:

	Amount and Nature of Beneficial Control	Percent of class	Percent of voting power
Name of Beneficial Owner (1)	(2)	(3)	(5)
Directors and Officers:

Charles Nader,
Chairman, Director, Chief Executive Officer
Class A shares	145,000,003	84.616%	31.340%

Charles Nader,
Chairman, Director, Chief Executive Officer
Class B shares (20X vote)	15,000,000	100.00%	64.841%

Charles Nader total voting power			96.180%
Jamie Freed, Director,
Class A shares	4,000,000	2.334%	1.729%

The accompanying notes form an integral part of these unaudited condensed interim financial statements

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for our Common Stock. All the shares sold under this offering will be freely tradable without restrictions or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this Offering will be deemed "restricted securities'' as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or
●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Item 5. Interest of Management and Others in Certain Transactions

Except as disclosed herein, no director, executive officer, stockholder holding at least 5% of shares of our common stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since January 1, 2023.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

a)Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023

Management fees	$ 9,950	$ 195,253
Stock compensation (recovery)	(150)	–
	$ 9,800	$ 195,253

b)Amounts due from related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

The accompanying notes form an integral part of these unaudited condensed interim financial statements

	June 30, 2024	December 31, 2023

Chief Executive Officer	$ 46,700	$ –
Director of Marketing, Public Relations and Communications	60,833	80,833
	$ 107,533	$ 80,833

Policy for approval of related-person transactions

Prior to this Direct Listing, we have not had a formal policy regarding approval of transactions with related persons. In connection with this Direct Listing, our board of directors has adopted a related-person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or each person whom we know to beneficially own more than 5% of our outstanding shares of common stock (a “5% stockholder”) (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related-person transaction,” the related person must report the proposed related-person transaction to the Company’s general counsel. The policy calls for the proposed related-person transaction to be reviewed by and if deemed appropriately approved by, the audit committee of our board of directors after full disclosure of the related-person interest in the transaction. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review and, in its discretion, may ratify the related-person transaction. The policy also permits the chair of the audit committee to review, and if deemed appropriate approve, proposed related-person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related-person transactions that are ongoing in nature will be reviewed annually.

A related-person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

●	the related person’s interest in the related-person transaction;

●	the approximate dollar amount involved in the related-person transaction;

●	the approximate dollar amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of our business;

●	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to us of, the related-person transaction; and

●

any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is not inconsistent with our best interests. The audit committee may impose any conditions on the related-person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee of our board of directors in the manner specified in its charter.

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Item 7. Financial Statements

DOC.COM INC.

June 30, 2024

(Expressed in U.S. dollars)

Index

Condensed interim balance sheets as of June 30, 2024 (unaudited) and December 31, 2023F–3

Condensed interim statements of operations for the three and six months ended June 30, 2024 and 2023 (unaudited)F–5

Condensed interim statements of stockholders’ deficit for the three and six months ended June 30, 2024 and 2023 (unaudited)F–6

Condensed interim statements of cash flows for the six months ended June 30, 2024 and 2023 (unaudited)F–7

Notes to the unaudited interim financial statementsF–8

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Doc.Com Inc

Condensed Interim Balance Sheets

(Expressed in U.S. dollars)

	June 30, 2024	December 31, 2023
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$ 35,814	$ 664
Prepaid expenses	67,051	25,000
Total current assets	102,865	25,664

Deposits	40,000	40,000
Total assets	$ 142,865	$ 65,664

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 110,813	$ 119,409
Due to related party (Note 7)	107,533	80,833
Current portion of accrued interest payable (Note 5)	160,680	–
Current portion of secured convertible notes payable (Note 5)	709,754	–
Total current liabilities	1,088,780	200,242

Accrued interest payable, net of current portion (Note 5)	609	89,934
Secured convertible notes payable, net of current portion (Note 5)	5,750	715,504
Total liabilities	$ 1,095,139	$ 1,005,680

Commitments and contingencies	–	–

Shareholders’ deficit
Preferred stock, (75,000,000 shares authorized, $.000001 par value, 0 issued as of June 30, 2024 and December 31, 2023)	–	–
Common stock, Class A (800,000,000 shares authorized, $.000001 par value, 171,402,887 and 159,955,880 issued as of June 30, 2024 and December 31, 2023, respectively)	171	160
Common stock, Class B (50,000,000 shares authorized, $.000001 par value, 15,000,000 issued as of June 30, 2024 and December 31, 2023)	15	15
Common stock, Class C (75,000,000 shares authorized, $.000001 par value, 0 issued as of June 30, 2024 and December 31, 2023)	–	–
Shares to be issued	50,220	4,360
Additional paid in capital	1,775,749	1,550,975
Accumulated deficit	(2,778,429)	(2,495,526)
Total shareholders’ deficit	(952,274)	(940,016)

Total liabilities and shareholders’ deficit	$ 142,865	$ 65,664

Nature of operations (Note 1)

Going concern (Note 8)

Subsequent events (Note 9)

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Doc.Com Inc.

Condensed Interim Statements of Operations

(Expressed in U.S. dollars)

(Unaudited)

	For the Three Months Ended June 30, 2024	For the Three Months Ended June 30, 2023	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Operating expenses:
Advertising and marketing	$ 7,921	$ 59,598	$ 17,140	$ 59,598
Contractors (Note 6)	21,811	96,817	52,832	243,557
General and administrative	21,968	2,672	40,951	4,571
Legal and professional fees	32,467	154,580	87,825	179,970
Officer compensation (Note 6 and 7)	–	148,050	9,800	195,253
Payroll taxes	–	–	–	21
Research and development	3,000	45,495	3,000	45,495
Salaries and wages	–	–	–	275
Total operating expenses	87,167	507,212	211,548	728,740

Loss before other items	(87,167)	(507,212)	(211,548)	(728,740)

Other expenses
Interest expense (Note 5)	(35,677)	(20,115)	(71,355)	(20,583)
Total other expenses	(35,677)	(20,115)	(71,355)	(20,583)

Net loss	$ (122,844)	$ (527,327)	$ (282,903)	$ (749,323)

Loss per share:
Basic	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Shares used in computing loss per share:
Basic	171,356,867	110,316,681	167,483,237	113,259,754
Diluted	171,356,867	110,316,681	167,483,237	113,259,754

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Doc.Com Inc.

Condensed Interim Statements of Shareholders’ Deficit

(Expressed in U.S. dollars)

(Unaudited)

	Class A common stock		Class B common stock
	Number of shares	Amount	Number of shares	Amount	Additional paid in capital	Accumulated deficit	Total

Balance, December 31, 2022	119,179,504	$ 119	–	$ –	$ 840,549	$ (1,080,628)	$ (239,960)

Conversion of common stock	(15,000,000)	(15)	15,000,000	15	–	–	–
Issuance of common stock for services	6,137,177	6	–	–	201,215	–	201,221
Net loss for the period	–	–	–	–	–	(221,996)	(221,996)

Balance, March 31, 2023	110,316,681	$ 110	15,000,000	$ 15	$ 1,041,764	$ (1,302,624)	$ (260,735)

Net loss for the period	–	–	–	–	–	(527,327)	(527,327)

Balance, June 30, 2023	110,316,681	$ 110	15,000,000	$ 15	$ 1,041,764	$ (1,829,951)	$ (788,062)

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Doc.Com Inc.

Condensed Interim Statements of Shareholders’ Deficit

(Expressed in U.S. dollars)

(Unaudited)

	Class A common stock		Class B common stock
	Number of shares	Amount	Number of shares	Amount	Shares to be issued	Subscriptions receivable	Additional paid in capital	Accumulated deficit	Total

Balance, December 31, 2023	159,955,880	$ 160	15,000,000	$ 15	$ 4,360	$ –	$ 1,550,975	$(2,495,526)	$ (940,016)

Issuance of common stock for services	8,579,873	8	–	–	–	–	85,790	–	85,798
Issuance of common stock for cash	2,778,300	3	–	–	(4,360)	(25,072)	76,857	–	47,428
Share cancellation	(15,000)	–	–	–	–	–	(150)	–	(150)
Net loss for the period	–	–	–	–	–	–	–	(160,059)	(160,059)

Balance, March 31, 2024	171,299,053	$ 171	15,000,000	$ 15	$ –	$ (25,072)	$ 1,713,472	$(2,655,585)	$ (966,999)

Issuance of common stock for services	42,000	–	–	–	–	–	420	–	420
Issuance of common stock for cash	61,834	–	–	–	50,220	25,072	61,857	–	137,149
Net loss for the period	–	–	–	–	–	–	–	(122,844)	(122,844)

Balance, June 30, 2024	171,402,887	$ 171	15,000,000	$ 15	$ 50,220	$ –	$ 1,775,749	$(2,778,429)	$ (952,274)

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Doc.Com Inc.

Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Cash provided by (used in):

Operating activities
Net loss for the period	$ (282,903)	$ (749,323)
Adjustment to net loss for the period for non-cash items
Accrued interest	71,355	20,583
Stock compensation	44,017	192,634

Changes in non-cash working capital balance:
Decrease in salaries advance	–	49,303
Increase in prepaid expenses	–	(25,000)
Increase in deposits	–	(40,000)
(Decrease) increase in accounts payable and accrued liabilities	(8,596)	15,000
	(176,127)	(536,803)
Financing activities
Advance from related party	26,700	–
Proceeds from the issuance of common stock	134,357	–
Proceeds from shares to be issued	50,220	–
Proceeds from convertible notes payable	–	649,754
	211,277	649,754

Increase in cash	35,150	112,951
Cash, beginning of period	664	397
Cash, end of period	$ 35,814	$ 113,348

Supplemental cash flow disclosures:
Interest paid	–	–

The accompanying notes form an integral part of these unaudited condensed interim financial statements

Doc.Com Inc.

Notes to the Unaudited Condensed Interim Financial Statements

June 30, 2024

(Expressed in U.S. dollars)

NOTE 1 - NATURE OF OPERATIONS

Doc.com was incorporated in Delaware on March 31, 2021 (the “Company”). The Company is developing telehealth services for consumers and corporate clients and governments. The Company also plans to sell over-the-counter products and epidemiological analytics.

To date, the Company’s activities have been limited to raising capital, organizational matters, launching the Company’s website and the structuring of its business plan. The Company has not generated any revenue since inception.

Doc.com will be a digital healthcare company that provides initial no cost consultations to patients with doctors, psychologists and veterinarians and sells over the counter products to patients as well as displays educational content and advertisements during waiting periods. Artificial intelligence will be used to speed up consultation times and improve healthcare outcomes by suggesting improvements in diagnosis to healthcare professionals and offering statistics on telehealth consultations. Expected revenue streams are through the sale of over-the-counter products, billing insurance companies for those patients who have insurance by billing through a billing partner and charging a service fee and displaying ads to patients during the waiting period to speak to a healthcare professional. Our initial target market is patients in the United States who have smartphones and need prescription drugs or over-the-counter healthcare products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim financial statements are unaudited and have been prepared in accordance with the rules of the Securities and Exchange Commission for interim statements. Certain information and footnote disclosures required by United States Generally Accepted Accounting Principles (“U.S. GAAP”) have been condensed or omitted as permitted by such rules, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The interim financial statements included herein are expressed in United States dollars. In the opinion of management, all adjustments (all of which are of a normal recurring nature) and disclosures necessary for a fair presentation of these interim financial statements have been included.

On February 28, 2023, the Company’s shareholders approved a 3.5 for 1 forward stock split of all classes of preferred and common stock, and the conversion of 15,000,000 shares of Class A Common Stock to 15,000,000 shares of Class B Common Stock. All preferred stock, common stock and per share data in these financial statements and footnotes have been retrospectively updated, as required.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2024, the Company is operating as a going concern. See Note 8 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2024 and December 31, 2023, the Company had $35,814 and $664 cash on hand.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include.

As of June 30, 2024, there were no assets which met the capitalization threshold.

Fair value measurements

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the consolidated financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

●Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●Level 3 inputs are unobservable inputs for the asset or liability. The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

Earnings (Loss) Per Share

Earnings per share and diluted earnings per share, which are the same as the date of issued financial statements, are based on shares issued and retrospectively adjusted for the forward stock split. The diluted earnings per common share calculation for the period ended June 30, 2024 and 2023 excluded the effect of 1,118,851 and 162,958 potential shares of common stock, respectively, because the assumed conversion of the Company’s convertible notes were anti-dilutive.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the current period, the Company is taxed as a C corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2024, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company applies the principles of ASC 606, Revenue from Contracts with supplies and customers (“ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i)identify the contract(s) with a customer,

(ii)identify the performance obligations in the contract,

(iii)determine the transaction price,

(iv)allocate the transaction price to the performance obligations in the contract and

(v)recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising and Marketing Expenses

The Company expenses advertising and marketing costs as they are incurred. The amounts charged in 2024 and 2023 were $17,140 and $59,598, respectively.

Organizational Costs

In accordance with ASC 720, Other Expenses, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Software to be Sold, Leased, or Marketed (“ASC 985-20”) which applies to costs that are incurred when developing software that will be sold, leased, or otherwise marketed as a separate product or as part of a product or process. ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

In 2024 and 2023, the Company expensed 100 percent of software development costs as research and development. The Company routinely evaluates both the technological feasibility and the estimate of development costs, payroll expense and data subscription expenses utilized in this calculation.

Once technological feasibility is established, software development costs that directly relate to the project should be capitalized until the product is available for general release. Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of research and development costs. Upon the product’s release, the company amortizes the capitalized costs over a period of 3-5 years.

Research and Development

The Company follows ASC 730, Research and Development, and expenses all research and development costs as incurred for which there is no alternative future use.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The new guidance is intended to simplify the accounting for certain convertible instruments with characteristics of both liability and equity. The guidance eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

There have been no other material changes in or additions to the recently issued accounting standards as previously reported in Note 2 to our Financial Statements for the year ended December 31, 2023 that affect or may affect our current financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – SOFTWARE DEVELOPMENT COSTS

In accordance with ASC 985-20 (Note 2), until technical feasibility is reached, the Company expenses all of its software development costs (“SDCs”). Once technical feasibility is reached, the Company will capitalize SDCs as incurred. Once the product is released, the Company will amortize the capitalized SDCs over their estimated useful life. The useful life of the internally developed software is estimated to be a period of 3-5 years. The Company has not met technological feasibility yet, and all costs have been expensed as research and development.

The Company monitors the carrying value of the SDCs for impairment. As of June 30, 2024 the Company has not capitalized SDCs, and has therefore not recognized any impairment.

NOTE 4 – INCOME TAX PROVISION

The Company accounts for income taxes as set forth in ASC 740, Income Taxes. Deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company is taxed as a corporation. The Company estimates it will have a net operating loss carryforward of $1,948,349 as of June 30, 2024 (December 31, 2023 - $1,731,669). The Company pays federal and Delaware income taxes at a combined effective rate of approximately 29.70% and has used this effective rate to derive a net deferred tax asset of $578,660 as of June 30, 2024 (December 31, 2023 - $459,328), resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero, there was no net operating loss recorded for the six months ended June 30, 2024 and 2023, on the face of the financial statements. The 2024 and 2023 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 5 – CONVERTIBLE NOTES

As at June 30, 2024, the Company has issued 33 convertible notes with a total face value of $715,504. The notes bear interest at 20% per annum and are due on demand after the maturity dates. The notes are convertible into shares Class A Common Stock at any time prior to the maturity dates at the specified conversion price per share. The Company may elect to pay the notes using shares of Common Stock only if the shares issued can be resold by the Holder without restriction either pursuant to Rule 144, or under an effective registration statement of the Company.

The following table provides a summary of the Company’s convertible notes:

Original issue date	Maturity date	Conversion price per share	Annual interest rate	Balance at June 30, 2024	Balance at December 31, 2023
3/16/2023	3/16/2025	$ 0.75	20%	$ 1,500	$ 1,500
3/17/2023	3/17/2025	0.75	20%	24,200	24,200
3/17/2023	3/17/2025	0.75	20%	14,600	14,600
3/17/2023	3/17/2025	0.75	20%	300	300
3/24/2023	3/24/2025	0.75	20%	100	100
3/26/2023	3/26/2025	0.75	20%	21,500	21,500
3/26/2023	3/26/2025	0.75	20%	10,000	10,000
3/27/2023	3/27/2025	0.75	20%	1,067	1,067
3/27/2023	3/27/2025	0.75	20%	20,000	20,000
3/27/2023	3/27/2025	0.75	20%	10,000	10,000
3/29/2023	3/29/2025	0.75	20%	1,000	1,000
3/31/2023	3/31/2025	0.75	20%	15,987	15,987
3/31/2023	3/31/2025	0.75	20%	1,500	1,500
4/3/2023	4/3/2025	0.75	20%	5,000	5,000
4/28/2023	4/30/2025	0.75	20%	200,000	200,000
5/4/2023	4/30/2025	0.75	20%	2,500	2,500
5/10/2023	4/30/2025	0.75	20%	200,000	200,000
5/18/2023	4/30/2025	0.75	20%	5,000	5,000
5/19/2023	4/30/2025	0.75	20%	1,000	1,000
5/22/2023	4/30/2025	0.75	20%	7,000	7,000
6/1/2023	4/30/2025	0.75	20%	7,000	7,000
6/2/2023	4/30/2025	0.75	20%	500	500
6/15/2023	4/30/2025	0.75	20%	100,000	100,000
7/25/2023	4/30/2025	0.75	20%	10,000	10,000
8/4/2023	4/30/2025	0.75	20%	5,000	5,000
9/19/2023	4/30/2025	0.75	20%	7,500	7,500
9/19/2023	4/30/2025	0.75	20%	30,000	30,000
9/22/2023	4/30/2025	0.75	20%	2,500	2,500
9/22/2023	4/30/2025	0.75	20%	5,000	5,000
11/29/2023	11/30/2025	4.00	20%	400	400
11/30/2023	11/30/2025	4.00	20%	100	100
12/14/2023	11/30/2025	4.00	20%	250	250
12/22/2023	12/20/2025	1.00	20%	5,000	5,000
				$ 715,504	$ 715,504

As at June 30, 2024, the Company has recorded accrued interest of $161,289 (December 31, 2023 - $89,934) on the balance sheets.

NOTE 6 – SHAREHOLDERS’ DEFICIT

Stock Split

On February 28, 2023 the Company effected a 3.5 for 1 forward stock split of the Company’s shares of Preferred Stock, Class A Common Stock, Class B Common Stock, and Class C Common Stock. All preferred stock, common stock and per share data in these financial statements and footnotes have been retrospectively adjusted to account for this forward stock split.

Common Stock

The Company has 3 classes of Common Stock; Class A, Class B and Class C.

The Company has authorized 800,000,000 shares of Class A Common Stock (par value $.000001). The Company has 171,402,887, and 159,955,880 Class A Common Stock outstanding as of June 30, 2024 and December 31, 2023, respectively. Each Class A Common Stock is entitled to 1 vote per share.

The Company has authorized 50,000,000 shares of Class B Common Stock (par value $.000001). The Company has 15,000,000 Class B Common Stock outstanding as of June 30, 2024 and December 31, 2023. Each Class B Common Stock is entitled to 20 votes per share.

The Company has authorized 75,000,000 Class C Common Stock (par value $.000001). The Company has not issued any Class C Common Stock as of June 30, 2024 and December 31, 2023. Shares of Class C Common Stock have no voting power.

During the six months ended June 30, 2023:

The Company converted 15,000,000 shares of Class A Common Stock held by the President and CEO of the Company to 15,000,000 shares of Class B Common Stock.

The Company issued 165,927 shares of Class A Common Stock with a fair value of $141,508 pursuant to Board Advisory Agreements. As of June 30, 2023, the Company recorded contractors expense of $132,291 on the statement of operations. The remaining $8,587 will be expensed over the terms of the Board Advisory Agreements.

The Company issued 5,971,250 shares of Class A Common Stock to the various consultants of the Company and recorded contractors expense of $59,713 on the statement of operations.

During the six months ended June 30, 2024:

The Company cancelled 15,000 shares of Class A Common Stock previously issued to the former CFO of the Company and reversed officer’s compensation of $150 on the statement of operations.

The Company issued 8,579,873 shares of Class A Common Stock with a fair value of $85,798 pursuant to Board Advisory Agreements. As of June 30, 2024, the Company recorded contractors expense of $43,747 on the statement of operations. The remaining $42,051 will be expensed over the terms of the Board Advisory Agreements.

The Company issued 2,812,486 shares of Class A Common Stock at $0.01 under Regulation A for proceeds of $28,122 of which $4,360 was received during the year ended December 31, 2023.

The Company issued 27,648 shares of Class A Common Stock at $4 under Regulation D and S for proceeds of $110,592 49,200 of which $25,072 was received during the three months ended March 31, 2024. As at June 30, 2024, the Company had received $50,220 for subscriptions of Class A Common Stock at $4 under Regulation D and S. Subsequent to June 30, 2024, the Company issued 12,555 shares of Class A Common Stock for subscriptions received.

Preferred Stock

The Company has 75,000,000 shares of Preferred Stock authorized, as of the date of these statements. As at June 30, 2024, there are no shares of Preferred Stock issued or outstanding. The Company’s board of directors have not yet authorized the rights and privileges of the Preferred Stock.

NOTE 7 – RELATED PARTY TRANSACTIONS AND BALANCES

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

a)Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023

Management fees	$ 9,950	$ 195,253
Stock compensation (recovery)	(150)	–
	$ 9,800	$ 195,253

b)Amounts due to related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

	June 30, 2024	December 31, 2023

Chief Executive Officer	$ 46,700	$ –
Director of Marketing, Public Relations and Communications	60,833	80,833
	$ 107,533	$ 80,833

NOTE 8 – GOING CONCERN

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As of June 30, 2024, the Company had not yet achieved profitable operations and expects to incur further losses in the development of its business. As reflected in the accompanying financial statements, the Company had an accumulated deficit of $2,778,429 at June 30, 2024. This factor among others raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however, there is no assurance of additional funding being available (see Note 9).

NOTE 9 – SUBSEQUENT EVENTS

Securities Offering

Subsequent to June 30, 2024, the Company issued 2,433,097 shares of Class A Common Stock for proceeds of $24,331 and issued 12,555 shares of Class A Common Stock for subscriptions received of $50,220 under Regulations D and S.

Subsequent to June 30, 2024 the Company issued a total of 1,411,568 shares of Class A Common Stock under Regulation D and 225,527 shares of Class A Common Stock under Regulation S. Of these 58,654 were issued under Regulation D for proceeds of $234,616 and 3,327 under Regulation S for proceeds of $13,308. 1,052,914 shares of Class A common stock under Regulation D and 190,950 shares of Class A common stock under Regulation S were issued as a result of Convertibles Notes being converted. 300,000 shares under Regulation D and 31,250 shares under Regulation S were issued as a result of other contractual obligations.

On November 11, 2024, the Company issued 3,492,878 shares of Class A Common Stock to Silver Rock Group in accordance with a Share Purchase Agreement dated December 17, 2023, and amended on October 20th 2024.

Technology Development Agreement with Universidad Nacional Autónoma de México

On March 1, 2024, the Company entered into a Technology Development Agreement (the “Agreement”) with the Universidad Nacional Autónoma de México (“UNAM”) to develop a pharmaceutical drug for treatment of liver cancer. The Company agreed to contribute 2,769,000 Mexican Pesos plus the Value Added Tax of 443,040 Mexican Pesos for the development of the drug. As of May  21, 2025, the Company provided the contribution to UNAM. Part paid in December, final paid in February. The drug is being developed and had pre-clinical trials prior to this agreement. Formulation in being updated.

Acquisition of Knotion, S.A. de C.V. and TMB Financial, S.A. de C.V.

On August 8, 2024, the Company entered into a Cash and Share Exchange Agreement (the “Agreement”) with the shareholders of TMB Financial, S.A. DE C.V. (“TMB”), an investment company that holds 99.99% of Knotion, S.A. DE C.V. (“Knotion”), a leading education technology company which operates a SaaS platform for digital learning. Pursuant to the Agreement, the Company acquired 100% of the issued and outstanding common shares of TMB for consideration of $100,000,000 (“Purchase Price”), which will be paid by way of a $10,000,000 cash payment no later than 60 days after the listing of the Company’s shares on the Nasdaq stock market (the “Listing”), $40,000,000 in cash paid in $10,000,000 quarterly installments immediately following the first payment, and $50,000,000 paid through the issuance of 6,250,000 Class A commons stock of the Company (the “Transaction”).  At any time, TMB shareholders, at their sole and absolute discretion, may instruct the Company to cancel 3,125,000 Class A common stock and provide $25,000,000 in cash in three additional quarterly installments immediately following the last quarterly payment above.  At any time after the Listing, TMB shareholders, at their sole and absolute discretion, may request the Company to pay any of the remaining cash payments through the issuance of Class A Common Stock at a price of $8 per share.

The Company obtained control of TMB and Knotion on August 8, 2024, which is the date that TMB transferred and assigned full ownership of all its issued and outstanding shares to the Company. The Company issued 6,250,000 Class A common stock to TMB shareholders on September 10, 2024.

405 Ontario Acquisition.

On October 7, 2024, Doc.com Inc. (the “Company”) entered into a Share Exchange Agreement with 2345405 Ontario, Inc. (“405 Ontario”) and 405 Ontario’s equity holder, whereby the Company will acquire 100% of the issued and outstanding shares of 405 Ontario, thereby acquiring 405 Ontario and its wholly-owned subsidiary, RX Angle, Inc. (“RX Angle”) and its wholly owned subsidiary, Flat Iron Pharmacy, LLC (“Flat Iron”). The equity holder is the sole stockholder of 405 Ontario.

As consideration for the acquisition of 405 Ontario, RX Angle, and Flat Iron, the Company agreed to pay a Purchase Price of $1,475,000 USD cash payment of which $1,400,000 has already been paid (“Cash Payment”), within 60 calendar days after the listing of the Company’s shares on the Nasdaq (the “Listing”), $250,000 USD which shall be paid through the issuance of 31,250 common shares upon closing at a value of $8 per share, and a performance payout of $500,000 USD (Performance Payout) upon the equity holder obtaining 50 state Prescription Fulfilment Capability for the Company within 90 days of the Cash Payment being made. The Performance Payout shall be paid through a payment of $250,000 USD cash and $250,000 USD in common shares of the Company based on the closing Nasdaq price of the company’s stock on the date the Performance Condition has been met. The Cash Payment includes $150,000 of working capital which will be left in the business accounts, and $75,000 of inventory.

The Company also agreed to exclude certain assets from the agreement, transferring ownership of the assets from 405 Ontario to the equity holder (“Excluded Assets”). The Excluded Assets include all cash in the business, less the $150,000 which shall remain in the company for working capital, insurance policies and proceeds of such policies, investments in third party companies, any asset held in a brokerage account, and any payables less receivables received up to the close of business on November 27, 2024. Any amounts due to the equity holder or related parties to the equity holder, from the equity holder taking income on his personal return for which the cash has not yet been received, shall be payable to the equity holder after the closing of the Share Exchange Agreement.

The Company obtained control of 405 Ontario, RX Angle, and Flat Iron on October 7, 2024, which is the date that the equity holder transferred and assigned full ownership of all the issued and outstanding shares of 405 Ontario to the Company. The Company issued 31,250 Class A common stock to 405 Ontario on October 7, 2024, which will be subsequently transferred to the equity holder.

Management’s Evaluation

Management has evaluated subsequent events through May 21, 2025, the date the financial statements were available to be issued and no other material events require disclosure.

Our unaudited financial statements for the 6-month period ending June 30, 2024, as per Rule 257(b)(2), as detailed hereinunder:

Item 8. Signature(s)

Pursuant to the requirements of Regulation A and Rule 257(b) of the Securities Act, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 20th, 2025

Doc.com, Inc.

/s/ Charles Nader
By Charles Nader, Chief Executive Officer & President

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Charles Nader

By Charles Nader, Chief Executive Officer & President

Date: May 21, 2025